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Exhibit 11.1

EF JOHNSON TECHNOLOGIES INC. AND SUBSIDIARIES

COMPUTATION OF NET INCOME (LOSS) PER SHARE

December 31, 2008, 2007 and 2006
(in thousands, except share and per share data)

	2008	2007	2006
	(as restated)
Net income (loss)	$(20,873)	$(41,099)	$(6,781)

Net income per share—Basic:
Weighted average common shares—Basic	26,261,062	26,039,246	25,844,956

Net income (loss) per share—Basic	$(0.79)	$(1.58)	$(0.26)

Net income per share—Diluted:
Shares used in this computation:
Weighted average common shares—Basic	26,261,062	26,039,246	25,844,956
Dilutive effect of shares under employee stock plans	315,746	67,570	151,430
Weighted average restricted shares granted	113,679	297,405	210,856
Weighted average common shares—Diluted	26,690,487	26,404,221	26,207,242

Net income (loss) per share—Diluted	$(0.79)	$(1.58)	$(0.26)

        Although we have disclosed both basic and dilutive weighted average common shares, only basic weighted average shares were used to compute earnings per share due to the net loss reported in each year.

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  Exhibit 11.1